SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PROTOCOL AND JUSTIFICATION OF THE MERGER OF THE NET ASSETS OF THE COMPANIES NET RECIFE LTDA., HORIZONTE SUL COMUNICAÇÕES LTDA. AND ESC 90 TELECOMUNICAÇÕES LTDA.

PROTOCOL AND JUSTIFICATION OF THE MERGER OF THE NET ASSETS OF THE COMPANIES NET RECIFE LTDA., HORIZONTE SUL COMUNICAÇÕES LTDA. AND ESC 90 TELECOMUNICAÇÕES LTDA.

By this private instrument, the parties described below:

NET SERVIÇOS DE COMUNICAÇÃO S.A., headquartered in the city and state of São Paulo, at Rua Verbo Divino nº 1356 – 1º andar – parte, Chácara Santo Antônio, inscribed in the roll of corporate taxpayers (CNPJ) under number 00.108.786/0001-65, with corporate documents registered at the Commercial Registry of the State of São Paulo under number 35.300.177.240, by order 04.4.2000, hereinafter "NET SERVIÇOS", herein represented by its executive officers José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under the common property regime, bearer of identification document (RG) number 302331204 - SSP-RS and inscribed in the roll of individual taxpayers (CPF) under number 140.448.620-87 and João Adalberto Elek Junior, Brazilian citizen, divorced, engineer, bearer of identification document (RG) number 03.524.098-5 IFP/RJ, inscribed in the roll of individual taxpayers under number 550.003.047-72, both resident and domiciled in the city and state of São Paulo, with business addresses at Rua Verbo Divino nº 1.356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

a)      the sole partner holding 100% of the capital stock of NET RECIFE LTDA., headquartered in the city of Recife, State of Pernambuco, at Rua Francisco Alves nº 100, Ilha do Leite, CEP 50070-490, inscribed in the roll of corporate taxpayers (CNPJ) under number 08.828.469/0001-25, with corporate documents registered at the Commercial Registry of the State of Pernambuco under corporate registry number (NIRE) 26.300.009.323, in the December 5, 1993 section, registered thereafter under corporate registry (NIRE) number 26.201.368.473 in the September 6, 2002 section, hereinafter “NET RECIFE,” and represented herein act by its executive officers José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under the common property regime, bearer of identification document (RG) number 302331204 - SSP-RS and inscribed in the roll of individual taxpayers (CPF) under number 140.448.620-87 and João Adalberto Elek Junior, Brazilian citizen, divorced, engineer, bearer of identification document (RG) number 03.524.098-5 IFP/RJ, inscribed in the roll of individual taxpayers (CPF) under number 550.003.047-72, both resident and domiciled in the city and state of São Paulo, with business address at Rua Verbo Divino nº 1.356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

PROTOCOL AND JUSTIFICATION OF THE MERGER OF THE NET ASSETS OF THE COMPANIES NET RECIFE LTDA., HORIZONTE SUL COMUNICAÇÕES LTDA. AND ESC 90 TELECOMUNICAÇÕES LTDA.

b)      the sole partner holding 100% of the capital stock of HORIZONTE SUL COMUNICAÇÕES LTDA., headquartered in the city of Porto Alegre, in the state of Rio Grande do Sul, at Rua Silveiro nº 1111, parte, Morro Santa Teresa, CEP 90850-000, inscribed in the roll of corporate taxpayers (CNPJ) under number 94.319.209/0001-66, with corporate documents registered at the Commercial Registry of the State of Rio Grande do Sul under corporate registry (NIRE) number 43.202.284.234, by the order of November 5, 1991, hereinafter “HORIZONTE SUL”, represented herein by its executive officers José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under the common property regime, bearer of identification document (RG) number 302331204 - SSP-RS and inscribed in the roll of individual taxpayers (CPF) under number 140.448.620-87 and João Adalberto Elek Junior, Brazilian citizen, divorced, engineer, bearer of identification document (RG) number 03.524.098-5 IFP/RJ, inscribed in the roll of individual taxpayers (CPF) under number 550.003.047-72, both resident and domiciled in the city and state of São Paulo, with business address at Rua Verbo Divino nº 1.356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

c)      the sole partner holding 100% of the capital stock of ESC 90 TELECOMUNICAÇÕES LTDA., headquartered in the city of Vitória, in the state of Espírito Santo, at Avenida Desembargador Santos Neves, nº 741, Praia do Canto, CEP 29055-721, inscribed in the roll of corporate taxpayers (CNPJ) under number 02.156.312/0001-14, with corporate documents registered at the Commercial Registry of the State of Espírito Santo under corporate registry (NIRE) number 32.200.815.454, by the order of October 6, 1997, hereinafter "ESC 90", and represented herein by its executive officers José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under the common property regime, bearer of identification document (RG) number 302331204 - SSP-RS and inscribed in the roll of individual taxpayers (CPF) under number 140.448.620-87 and João Adalberto Elek Junior, Brazilian citizen, divorced, engineer, bearer of identification document (RG) number 03.524.098-5 IFP/RJ, inscribed in the roll of individual taxpayers (CPF) under number 550.003.047-72, both resident and domiciled in the city and state of São Paulo, with business addresses at Rua Verbo Divino nº 1.356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

PROTOCOL AND JUSTIFICATION OF THE MERGER OF THE NET ASSETS OF THE COMPANIES NET RECIFE LTDA., HORIZONTE SUL COMUNICAÇÕES LTDA. AND ESC 90 TELECOMUNICAÇÕES LTDA.

jointly sign this Protocol of Merger and Justification, which has the objective of establishing, pursuant to articles 224, 225, 226 and 227 of Federal Law 6,404 of December 15, 1976, the basic conditions for the merger of the net assets of NET RECIFE, HORIZONTE SUL and ESC 90 with the net assets of NET SERVIÇOS, with said conditions to be submitted for resolution by the partners of the Companies involved, in accordance with governing law:

First Clause – Justification – This purpose of the justification is to improve the ownership structure in accordance with the corporate purposes, in order to save operating costs and consequently increase operational efficiency.

Second Clause – Net Assets – The net assets of NET RECIFE, HORIZONTE SUL and ESC 90 to be merged with those of NET SERVIÇOS will consist of the accounts stated on their balance sheets prepared especially and with a base date of June 30, 2010.

Third Clause – Book Value – The merger of the net assets of NET RECIFE, HORIZONTE SUL and ESC 90 will be based on the amounts in the special balance sheets described above, with any variations in the net assets occurring as of today's date transferred to NET SERVIÇOS.

Fourth Clause – Valuation – The net assets of NET RECIFE, HORIZONTE SUL and ESC 90 will be valued based on the criteria set forth in Federal Law 6,404/76, with these valuations prepared based on the net book value of the respective net assets.

4.1. The valuation of the net assets of NET RECIFE, HORIZONTE SUL and ESC 90 will be conducted by the specialized firm Globalconsulting Assessoria Contábil Ltda., inscribed in the roll of corporate taxpayers under number 06.063.913/0001-33 and with regional accounting registration (CRC-SP) number 2SP023158/O-8, headquartered in the city and state of São Paulo, at Avenida Brigadeiro Luis Antônio nº 2367, 16º andar, registered at the 3rd Official Corporate Registrar of the State of São Paulo under number 473,500, represented by Mr. Sérgio Silva, Brazilian citizen, accountant, inscribed in the regional accounting registration (CRC) under number 1SP114111/O-8, bearer of identification document (RG) number 11.683.592-8-SP and inscribed in the roll of individual taxpayers (CPF) under number 013.317.858-71.

PROTOCOL AND JUSTIFICATION OF THE MERGER OF THE NET ASSETS OF THE COMPANIES NET RECIFE LTDA., HORIZONTE SUL COMUNICAÇÕES LTDA. AND ESC 90 TELECOMUNICAÇÕES LTDA.

Fifth Clause – Capital Stock

5.1. Once the merger of the net assets of NET RECIFE, HORIZONTE SUL and ESC 90 with those of NET SERVIÇOS has been executed, the Company's capital stock will not be altered, due to the fact that it holds one hundred percent (100%) of the membership interests comprising the capital stock of NET RECIFE, HORIZONTE SUL and ESC 90, which will be cancelled, in accordance with item IV, article 224 of Federal Law 6,404/76.

5.2. The capital stock of NET SERVIÇOS will remain five billion, six hundred twelve million, two hundred forty-two thousand, nine hundred forty reais and ninety-seven centavos (R$5,612,242,940.97), divided into one hundred fourteen million, four hundred fifty-nine thousand, six hundred and eighty-five (114,459,685) common shares and two hundred twenty-eight million, five hundred and three thousand, nine hundred and sixteen (228,503,916) preferred shares, all registered book-entry shares with no par value.

Sixth Clause – Liability before Third Parties – NET SERVIÇOS will be the successor before third parties in all rights and obligations resulting from the merger of the net assets of NET RECIFE, HORIZONTE SUL and ESC 90 with its own.

Seventh Clause – Jurisdiction – This Protocol and Justification of Merger is subject to all applicable legislation, with the jurisdiction of the city and state of São Paulo chosen to settle any and all disputes arising from said instrument.

Eighth Clause – Final Declarations – The administrators of NET SERVIÇOS, NET RECIFE, HORIZONTE SUL and ESC 90 are hereby authorized to take all measures necessary to implement the resolution in this Protocol, which is executed on a binding basis between the parties and their successors for any purposes, in accordance with governing law.

In witness whereof, the parties hereby sign this instrument in twelve (12) counterparts of equal content in the presence of the two undersigned witnesses.

PROTOCOL AND JUSTIFICATION OF THE MERGER OF THE NET ASSETS OF THE COMPANIES NET RECIFE LTDA., HORIZONTE SUL COMUNICAÇÕES LTDA. AND ESC 90 TELECOMUNICAÇÕES LTDA.

São Paulo – SP, July 5, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix and João Adalberto Elek Junior

NET RECIFE LTDA.

José Antônio Guaraldi Félix and João Adalberto Elek Junior

HORIZONTE SUL COMUNICAÇÕES LTDA.

José Antônio Guaraldi Félix and João Adalberto Elek Junior

ESC 90 TELECOMUNICAÇÕES LTDA.

José Antônio Guaraldi Félix and João Adalberto Elek Junior

Witnesses:

and
Danielle Cristine Cassassola Lopes RG 41.834.080-8 - SSP-SP CPF 354.030.518-13		Bruna Aghazarian RG 27775867-1 CPF 304.007.748-10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 14, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.